UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number 0-28508

Flamel Technologies
(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

INDEX

Page

Item. 1 Financial Statements (Unaudited)

(a) Condensed Consolidated Statements of Operations	3
Six months ended June 30, 2003 and 2002

(b) Condensed Consolidated Statements of Operations	4
Three months ended June 30, 2003 and 2002

(c) Condensed Consolidated Balance Sheets	5
June 30, 2003 and December 31, 2002

(d) Condensed Consolidated Statements of Cash Flows	6
Six months ended June 30, 2003 and 2002

(e) Consolidated Statement of Shareholders’ Equity	7

(f) Notes to Condensed Consolidated Financial Statements	8

Item. 2 Management’s Discussion and Analysis of	9
Financial Condition and Results of Operations

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Six months ended
	June 30,

	2002	2003

Revenue:
License and research revenue	$5,360	$6,259
Product sales and services	1,314	1,901
Other revenue	535	372

Total revenue	7,209	8,532

Costs and expenses:
Cost of goods and services sold	(1,081)	(1,811)
Research and development	(5,695)	(8,525)
Selling, general and administrative	(1,791)	(2,351)
Stock compensation expense	(10)	(4)

Total costs and expenses	(8,577)	(12,691)

Profit (loss) from operations	(1,368)	(4,159)
Other income	2,396	1,007
Interest income, net	78	142
Foreign exchange gain (loss)	(147)	(293)

Income tax benefit	—	(21)
Net profit (loss)	$959	$(3,324)

Net profit (loss) per ordinary share	$0.06	$(0.20)

Weighted average number of ordinary shares outstanding	16,198	16,327

See notes to unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended
	June 30,

	2002	2003

Revenue:
License and research revenue	$2,994	$4,297
Product sales and services	1,094	864
Other revenue	268	(162)

Total revenue	4,356	4,999

Costs and expenses:
Cost of goods and services sold	(781)	(717)
Research and development	(2,741)	(4,682)
Selling, general and administrative	(860)	(1,341)
Stock compensation expense	(5)

Total costs and expenses	(4,387)	(6,740)

Profit (loss) from operations	(31)	(1,741)
Other income	54	260
Interest income, net	61	62
Foreign exchange gain (loss)	(152)	(210)

Income tax benefit	(68)	(21)
Net profit (loss)	$959	$(1,650)

Net profit (loss) per ordinary share	$(0.00)	$(0.10)

Weighted average number of ordinary shares outstanding	16,198	16,327

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Amounts in thousands of dollars)

	December 31,	June 30,
	2002	2003
	(Note)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$14,527	$11,649
Accounts receivable	3,462	6,008
Inventory	375	1,069
Prepaid expenses and other current assets	347	936

Total current assets	18,711	19,662

Property and equipment, net	3,405	3,431
Other assets:
Research and development tax credit receivable	890	686
Other long-term assets	70	77

Total other assets	960	763

Total assets	$23,076	$23,856

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$693	$99
Current portion of capital lease obligations	229	190
Accounts payable	1,322	2,388
Current portion of deferred revenue	1,805	2,826
Accrued expenses	2,028	1,897
Advances from customers	361	284
Other current liabilities	71	112

Total current liabilities	6,509	7,796

Long-term debt, less current portion	1,391	1,516
Other long-term liabilities	789	1,144
Deferred revenue, less current portion	1,952	2,678
Capital lease obligation, less current portion	149	81

Total long-term liabilities	4,281	5,419

Shareholders’ equity:
Ordinary shares	2,366	2,384
Additional paid-in capital	71,178	71,854
Accumulated deficit	(56,381)	(59,704)
Deferred compensation	(14)	(10)
Cumulative other comprehensive income	(4,863)	(3,883)

Total shareholders’ equity	12,286	10,641

Total liabilities and shareholders’ equity	$23,076	$23,856

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date.

See notes to unaudited condensed consolidated financial statements

	Six months ended
	June 30,

	2002	2003

Cash flows from operating activities :
Net profit, (loss)	$959	$(3,323)
Adjustments to reconcile net loss to net cash provided by operating activities :
Depreciation and amortization	619	604
Stock compensation expense	10	4
(Gain) loss on disposal of property and equipment		(362)
(Gain) loss on recognition of grants		(769)
Increase (decrease) in cash from :
Accounts receivable	4,596	(2,162)
Inventory	400	(638)
Prepaid expenses and other current assets	(75)	(542)
Deferred revenue	(23)	1,363
Accounts payable	(48)	916
Accrued expenses	(1,616)	(375)
Research and development tax credit receivable	1,416	274
Other	109	138

Net cash from, (used by) operating activities	6,346	(4,872)

Cash flows from investing activities :
Purchases of property and equipment	(817)	(368)
Disposal of property and equipment		372

Net cash used for investing activities	(817)	4

Cash flows from financing activities :
Proceeds of loans	—	135
Cash proceeds from sale of ordinary shares	—	694
Principal payments on loans and capital lease obligations	(212)	(126)

Net cash provided by financing activities	(212)	703

Effect of exchange rate changes on cash and cash equivalents	1,280	1,294
Net increase (decrease) in cash and cash equivalents	6,597	(2,871)
Cash and cash equivalents, beginning of period	5,309	14,527

Cash and cash equivalents, end of period	$11,906	$11,649

CONDENSED CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' EQUITY (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Ordinary Shares
			Additional			Cumulative
			Paid-In	Accumulated	Deferred	Translation	Shareholders'
	Shares	Amount	Capital	Deficit	Compensation	Adjustment	Equity

Balance January 1, 2003	16,197,590	$2,366	$71,178	$(56,381)	$(14)	$(4,863)	$12,286
Issuance of ordinary shares at €4.75 ($5.50)	82,000	12	439				451
Issuance of ordinary shares at €2.78 ($3.21)	2,500		8				8
Issuance of ordinary shares at €4.88 ($5.76)	30,000	4	169				173
Issuance of ordinary shares at €5.95 ($7.02)	5,000	1	34				35
Issuance of ordinary shares at €2 ($2.75)	10,000	1	26				27
Amortization of deferred compensation					4		4
Net loss				(3,323)			(3,323)
Other comprehensive income Translation adjustment						980	980
Comprehensive income							(2,343)

Balance June 30, 2003	16,327,090	$2,384	$71,854	$(59,704)	$(10)	$(3,883)	$10,641

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES

1. ACCOUNTING POLICIES

     The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles for interim financial statements generally accepted in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Flamel Technologies S.A. (the “Company”), all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

     The reporting currency of the Company is the U.S. dollar. The financial statements of the Company, whose functional currency is the Euro, have been translated into U.S. dollar equivalents using the period-end rate for asset and liability accounts, the weighted average rate for income and expense accounts, and historical rates for shareholders’ equity accounts. Corresponding translation gains or losses are recorded in shareholders’ equity.

     Operating results for the three months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.

2. REVENUES

     2.1 LICENSE RESEARCH AND CONSULTING AGREEMENTS

     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company received research and development payments of $192,000 during the first six months of 2003.

     In accordance with the license agreement signed with Servier in December 2001, the Company recognized research and development revenues of $895,000 and licensing fees of $1,100,000 for the first six months of 2003. The licensing fees include a milestone payment for $427,000 for results achieved in June 2003.

     In accordance with the license agreement signed with Beecham Pharmaceuticals (Pte) Limited in June 2002, the Company recognized licensing fees of $281,000 for the first 2003 six months of 2003.

     In accordance with the license agreement signed with SB Pharma Puerto Rico Inc. in March 2003, the Company recognized research and development revenues of $1,584,000 and licensing fees of $1,114,000 for the first six months of 2003. The licensing fees include a milestone payment for $943,000 for results achieved in June 2003.

     In accordance with the license agreement signed with Biovail in February 2003, the Company recognized licensing fees of $47,000 for the first six months of 2003.

     The Company received research and development payments on three feasibility studies with undisclosed partners for an amount of $989,000 for the first six months of 2003.

     2.2 OTHER REVENUES

     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $313,000 corresponding to the royalties for the six months period ended June 30, 2003.

3. OTHER INCOME

     The Company recognized in February 2003 revenue of $376,000 from the sale of the equipments of its pilot plant of Vénissieux.

     The Company recognized in March 2003 a revenue of $768,000 from grants made by French public agencies linked to investments in the development of the Pessac facility, following the achievement of the conditions of those grants.

Item. 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues for the six months ended June 30, 2003 increased to $8.5 million, compared to $7.2 million for the first half of 2002.

License and research revenue for the six months ended June 30, 2003 of $6.3 million included $2.7 million revenue from GlaxoSmithKline, $2.0 million from Servier, $1.0 million from feasibility studies with other partners and $0.2 million from the on going research collaboration with Corning. License and research revenue for the first half of 2002 largely consisted of revenues from Novo-Nordisk, Corning, and various undisclosed partners.

Other revenues for the six months ended June 30, 2003 consisted of royalties from Corning and the sale of equipment from the Company’s pilot plant in Venissieux. Other income included $0.7 million in French government grants. Other revenue in the first quarter of 2002 included $2.3 million received in settlement of litigation with the Welcome Foundation regarding Flamel’s long acting acyclovir product Genvir. Revenues from product sales and services were $1.9 million in the six months ended June 30, 2003, compared to $1.3 million in the first quarter of 2002, largely as a result of increased toll manufacturing.

Total operating costs for the six months ended June 30, 2003 amounted to $12.7 million, up from $8.6 million in the comparable half of 2002, largely as a result of the increased value of the Euro to the dollar and increases in clinical and preclinical studies. Research and Development costs for the first six months of 2003 increased to $8.5 million from $5.7 million in the first half of 2002, largely as a result of the exchange rate and clinical and preclinical trial expenses. Sales, General and Administrative costs increased to $2.4 million from $1.8 million in the first half of 2002, largely due to variation in exchange rates.

Overall, the Company had a loss of $3.3 million for the six months ended June 30, 2004, compared to a gain of $1.0 million in the comparable period in 2002.

As a result of fluctuations in the amount of quarterly revenues, which may arise from the signing of research collaborations, license agreements or other extraordinary transactions, interim results are not necessarily indicative of the operating results for the full year.

Liquidity and Capital Resources

On June 30, 2003, the Company had $11.6 million in cash, compared to $11.9 million in cash at the end of the first half of 2002.

Net cash from operating activities amounted to a decline of $2.9 million for the first six months of 2003 which is due primarily to the loss for the period, offset by increases in deferred revenue from the recent licensing agreements and exchange rates.

INFORMATION FILED WITH THIS REPORT

Document Index

3.1	Bylaws of Flamel Technologies as amended July 31, 2003.

99.1	Press release dated July 30, 2003 (“Flamel Technologies Announces Second Quarter Results, Achievement of Two Additional Milestones from Partners Due to Operating Success”).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: August 15, 2003	By: /s/ Stephen H. Willard Name: Stephen H. Willard Title: Executive Vice President, Chief Financial Officer and General Counsel